SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
20549
APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES
PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF
1934
Commission file number: 1-7134
Mercury Air Group, Inc.

(Exact Name of Registrant as specified in its charter)

Delaware (State of Incorporation or Organization)	11-1800515 (I.R.S. Employer Identification Number)
5456 McConnell Avenue, Los Angeles, CA                          90066

(Address of principal executive offices)                                    (Zip Code)
Securities to be withdrawn pursuant to Section 12(d) of the Act:

Name of each Exchange on which
Title of each class to be so withdrawn	class is to be withdrawn

Common Stock, par value $.01 per share	American Stock Exchange

     Mercury Air Group, Inc., a Delaware corporation (the “Company”), hereby makes application pursuant to Section 12(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 12d2-2(d) and (e) promulgated thereunder to withdraw its common stock, $.01 par value (the “Common Stock”), from listing and registration on the American Stock Exchange.
     The Board of Directors of the Company unanimously approved a resolution on September 16, 2005 to withdraw the Company’s common stock from listing on the American Stock Exchange. The reasons for such actions are set forth in the attached copies of the resolutions (Exhibit A).
     The Registrant has met the requirements to Rule 18 of the American Stock Exchange by complying with all applicable laws in effect in the State of Delaware, in which it is incorporated, and by filing with the Exchange written notice of its intention to voluntarily withdraw its securities from listing and registration.
     The Company hereby requests that the Commission’s order granting this application be effective as soon as possible.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Application to be signed on its behalf by the undersigned thereunder duly authorized.

MERCURY AIR GROUP, INC.
DATED: September 16, 2005	By:	/s/ Wayne J. Lovett
(Name)
Executive Vice President, Secretary and General Counsel (Title)

3